Exhibit 4.2

CooTek (Cayman) Inc.

Number	Class A Ordinary Share(s)

Incorporated under the laws of the Cayman Islands

Share capital is US$150,000 divided into

(i) 13,750,000,000 Class A Ordinary Shares of a par value of US$0.00001 each,

(ii) 250,000,000 Class B Ordinary Shares of a par value of US$0.00001 each and

(iii) 1,000,000,000 Shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Articles of Association.

THIS IS TO CERTIFY THAT                                                                                                                is the registered holder of                                                       Class A Ordinary Share(s) in the above-named Company subject to the Memorandum and Articles of Association thereof.

EXECUTED on behalf of the said Company on the                    day of                                   2018 by:

DIRECTOR